Exhibit 99.1

Evogene Reports Second Quarter 2015 Financial Results

Rehovot, Israel – August 5, 2015 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food and feed industries, announced today its financial results for the quarter and six months ended June 30, 2015.

Ofer Haviv, Evogene's President and CEO, stated: "These past few weeks have been extremely rewarding from the standpoint of Evogene’s on-going corporate growth and development.  As we indicated at the time of our US IPO in late 2013, Evogene intended to allocate a large portion of the IPO proceeds towards new opportunities with substantial growth potential and a real need for innovation to drive the next generation of product development. This strategic undertaking, and the investment we made over the past year and a half in doing so, was well demonstrated by two milestone achievements that we recently disclosed.

 “First, in our herbicide program, last month we announced the successful discovery and validation in plants of the first set of potential targets. These novel targets are a significant achievement for Evogene’s herbicide program, particularly since they are predicted to represent potential new 'mode of action', or manner, to kill weeds, and thus may provide the basis to the development of future weed-killing products."

 “Second, we recently disclosed the successful completion of our first computational round of microbial genes in our insect control program, which was only initiated mid last year. This is a remarkable achievement considering that in a relatively short period of time we were able to leverage our knowhow and technology to tackle a new and commercially attractive market segment with significant barriers to innovation. This first set of promising genes provides us with strong confidence in the approach we are pursuing for the discovery of microbial genes, and more importantly in their likelihood to eventually yield a commercial product."

"In addition to the importance of these achievements for the programs themselves, they again demonstrate the power and broad applicability of our computational based predictive approach in the development of next-generation agriculture based products.”

Mr. Haviv concluded, “In summary, when looking across the various areas of the business, we are extremely excited with the initial progress we have made in advancing our newest areas of focus - insect control and novel herbicides - to the next stages of product development, and with our continued efforts in narrowing the gap to successful product introduction in our more established market areas.”

Financial results for the period ended June 30, 2015:

Cash Position: As of June 30, 2015, Evogene had $110 million in cash, short term bank deposits and marketable securities, representing a net cash usage of $6.3 million for the six months ended June 30, 2015.

Research Revenues include mainly periodic payments for research and development activities provided under certain of the Company's collaboration agreements with seed companies. Revenues from research and development payments for the six months ended June 30, 2015 were $5.3 million, compared to $7.5 million for the same period in 2014. Revenues from research and development payments for the second quarter of 2015 were $2.6 million, compared to $3.8 million for the same period in 2014.  The decline was primarily related to the previously announced amendment to the Company’s Bayer collaboration work plan.

Evogene anticipates that longer term, its primary sources of revenues will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel. In that regard, research revenues, which reflect R&D related cost reimbursement under certain of Evogene's collaboration agreements, were in the past a meaningful contributor to cash flow. Today, in consideration of the Company's strong cash balances, research revenues do not constitute a significant or essential part of the Company's cash flow.

Looking forward, Evogene intends to consider, on a case by case basis, self-financing certain activities under future collaborations. Although possibly resulting in less short term R&D revenues than would otherwise be the case, the Company’s goal in negotiating the terms for future collaborations will be to maximize long term revenues, consistent with maintaining its financial strength.

Cost of Revenues largely includes research and development expenses related to the support of the Company’s on-going activities under collaboration agreements with seed companies, which provide for future milestone and/or royalty revenues. Cost of revenues for the six months ended June 30, 2015 was $3.8 million, compared to $5.0 million, for the same period in 2014. Cost of revenues for the second quarter of 2015 was $1.9 million, compared to $2.4 million, for the same period in 2014.

Research and Development Expenses for the six months ended June 30, 2015 were $7.2 million, compared to $6.0 million for the same period in 2014. This increase largely relates to expansion of self-funded activities, primarily focused on the development of new computational genomics platforms and validation technologies, mainly in our key growth engines – insect resistance and ag-chemicals. The increase also derives from an increase in non-cash share-based compensation expenses. Research and Development Expenses for the second quarter of 2015 were $3.7 million, compared to $3.4 million for the same period in 2014. This increase mainly relates to increase in non-cash share-based compensation expenses. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations, which are accounted for as Cost of Revenues.

Operating Loss for the six months ended June 30, 2015 was $8.8 million (including a non-cash expense of approximately $2.2 million for amortization of share-based compensation), compared to an operating loss of $6.4 million (including a non-cash expense of approximately $1.7 million for amortization of share-based compensation) for the same period in 2014. Operating Loss for the second quarter of 2015 was $4.6 million (including a non-cash expense of approximately $1.4 million for amortization of share-based compensation), compared to an operating loss of $3.7 million (including a non-cash expense of approximately $0.9 million for amortization of share-based compensation) for the same period in 2014. This increase is mainly attributable to the increase in self-funded research and development expenses,  the increase in non-cash share-based compensation expenses and the decrease in revenues from research and development payments as described above.

Conference call and webcast details:
Evogene management will host a conference call today at 09:00 am Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0609. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through August 7, 2015.  US-based participants are invited to access the replay by dialing 1-888-782-4291, and participants from Israel and other countries are invited to access the replay at 972-3-925-5904. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food and feed industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: (+972)-54-228-8039
karen.mazor@evogene.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	As of June 30,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$7,949	$8,716	$5,213
Restricted cash	-	-	1,000
Marketable securities	78,812	78,549	80,040
Short-term bank deposits	23,228	24,000	30,046
Trade receivables	750	1,864	1,183
Other receivables	1,084	1,026	889

	111,823	114,155	118,371
LONG-TERM ASSETS:
Long-term bank deposits	-	10,000	-
Long-term deposits	24	20	21
Plant, property and equipment, net	8,016	7,188	8,812
Long-term investment	-	471	382
Intangible assets, net	-	22	-

	8,040	17,701	9,215

	$119,863	$131,856	$127,586

CURRENT LIABILITIES:
Trade payables	$1,205	$1,488	$1,984
Other payables	2,485	2,840	3,854
Liabilities in respect of grants from the Chief Scientist	553	603	570
Deferred revenues and other advances	1,248	1,572	1,511

	5,491	6,503	7,919

LONG-TERM LIABILITIES:
Liabilities in respect of grants from the Chief Scientist	3,145	2,939	3,103
Deferred revenues and other advances	845	567	453
Severance pay liability, net	28	19	29

	4,018	3,525	3,585
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,388,938, 25,010,394 and 25,350,954 shares at June 30, 2015 and 2014 and December 31, 2014, respectively	140	138	140
Share premium and other capital reserve	177,962	172,077	175,553
Accumulated other comprehensive loss	-	-	(222)
Accumulated deficit	(67,748)	(50,387)	(59,389)

	110,354	121,828	116,082

	$119,863	$131,856	$127,586

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Revenues:

Research and development payments, including up-front payments	$5,276	$7,542	$2,616	$3,767	$14,198
Share purchase related revenues	81	165	40	83	313

Total Revenues	5,357	7,707	2,656	3,850	14,511

Cost of revenues	3,762	4,988	1,932	2,425	9,709

Gross profit	1,595	2,719	724	1,425	4,802

Operating expenses:

Research and development, net	7,229	6,012	3,690	3,355	14,022
Business development	999	936	502	562	1,851
General and administrative	2,137	2,124	1,174	1,236	4,185

Total operating expenses	10,365	9,072	5,366	5,153	20,058

Operating loss	(8,770)	(6,353)	(4,642)	(3,728)	(15,256)

Financing income	1,277	1,353	331	703	2,242
Financing expenses	(866)	(528)	(639)	(166)	(1,516)

Net loss	$(8,359)	$(5,528)	$(4,950)	$(3,191)	$(14,530)

Other comprehensive loss:
Gain (loss) from cash flow hedges	$(45)	$-	$19	$-	$(222)
Amounts transferred to the statement of profit or loss for cash flow hedges	267	-	72	-	-

Total comprehensive loss	$(8,137)	$(5,528)	$(4,859)	$(3,191)	$(14,752)

Basic and diluted loss per share	$(0.33)	$(0.22)	$(0.20)	$(0.13)	$(0.58)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital		Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2015 (audited)	$140		$175,553	$(222)	$(59,389)	$116,082

Net loss	-		-	-	(8,359)	(8,359)
Other comprehensive income	-		-	222	-	222
Exercise of options	*	)	208	-	-	208
Share-based compensation	-		2,201	-	-	2,201

Balance as of June 30, 2015	$140		$177,962	$-	$(67,748)	$110,354

*) Represent amount lower than $1 thousand

	Share capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2014 (audited)	$137	$169,469	$(44,859)	$124,747

Total comprehensive loss	-	-	(5,528)	(5,528)
Exercise of options	1	859	-	860
Share-based compensation	-	1,749	-	1,749

Balance as of June 30, 2014	$138	$172,077	$(50,387)	$121,828

	Share capital		Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	unaudited

Balance as of April 1, 2015	$140		$176,437	$(91)	$(62,798)	$113,688

Net loss	-		-	-	(4,950)	(4,950)
Other comprehensive income	-		-	91	-	91
Exercise of options	*	)	134	-	-	134
Share-based compensation	-		1,391	-	-	1,391

Balance as of June 30, 2015	$140		$177,962	$-	$(67,748)	$110,354

*) Represent amount lower than $1 thousand

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital		Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of April 1, 2014	$138		$170,986	$(47,196)	$123,928

Total comprehensive loss	-		-	(3,191)	(3,191)
Exercise of options	*	)	168	-	168
Share-based compensation	-		923	-	923

Balance as of June 30, 2014	$138		$172,077	$(50,387)	$121,828

*) Represent amount lower than $1 thousand

	Share capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	Audited

Balance as of January 1, 2014	$137	$169,469	$-	$(44,859)	$124,747

Net loss	-	-	-	(14,530)	(14,530)
Other comprehensive loss	-	-	(222)	-	(222)
Exercise of options	3	2,854	-	-	2,857
Share-based compensation	-	3,230	-	-	3,230

Balance as of December 31, 2014	$140	$175,553	$(222)	$(59,389)	$116,082

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(8,359)	$(5,528)	$(4,950)	$(3,191)	$(14,530)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,266	1,055	612	536	2,249
Share-based compensation	2,201	1,749	1,391	923	3,230
Net financing expenses (income)	(451)	(12)	240	(103)	(926)

	3,016	2,792	2,243	1,356	4,553

Changes in asset and liability items:

Decrease in trade receivables	433	49	66	12	730
Decrease (increase) in other receivables	(312)	(293)	(308)	5	58
Decrease (increase) in long term deposits	(3)	8	(4)	6	7
Increase (decrease) in trade payables	(400)	(606)	(6)	14	(267)
Increase (decrease) in other payables	(1,246)	(1,523)	9	(565)	(895)
Increase (decrease) in severance pay liability, net	(1)	-	1	-	10
Increase (decrease) in deferred revenues	129	(396)	(401)	172	(571)

	(1,400)	(2,761)	(643)	(356)	(928)

Cash received during the period for:

Interest received	1,372	226	551	143	2,010

Net cash used in operating activities	(5,371)	(5,271)	(2,799)	(2,048)	(8,895)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(849)	$(925)	$(296)	$(622)	$(3,564)
Proceeds from sale of marketable securities	14,854	8,096	7,016	3,759	31,195
Purchase of marketable securities	(13,905)	(55,359)	(7,424)	(7,513)	(80,615)
Proceeds from (investment in) bank deposits	6,818	(34,000)	(42)	-	(30,046)
Decrease (increase) in restricted cash	1,000	-	1,000	-	(1,000)

Net cash provided by (used in) investing activities	7,918	(82,188)	254	(4,376)	(84,030)

Cash Flows from Financing Activities

Proceeds from exercise of options	208	860	134	168	2,857
Proceeds from the Chief Scientist grants	188	126	188	126	339
Repayment of the Chief Scientist grants	(233)	(272)	-	-	(530)

Net cash provided by financing activities	163	714	322	294	2,666

Exchange rate differences - cash and cash equivalent balances	26	7	106	(12)	18

Increase (decrease) in cash and cash equivalents	2,736	(86,738)	(2,117)	(6,142)	(90,241)

Cash and cash equivalents, beginning of the period	5,213	95,454	10,066	14,858	95,454

Cash and cash equivalents, end of the period	$7,949	$8,716	$7,949	$8,716	$5,213

Significant non-cash transactions

Acquisition of property, plant and equipment	$157	$379	$157	$379	$536